E:	Lou@bevilacquapllc.com
T:	202.869.0888 (ext. 100)
W:	bevilacquapllc.com

July 10, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Aliya Ishmukhamedova
Matthew Derby

Re:	Asset Entities Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 20, 2024
File No. 333-280020

Ladies and Gentlemen:

On behalf of our client, Asset Entities Inc. (the “Company”), we hereby submit the response thereof to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 3, 2024, providing such comment on the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the filing of this letter, we have filed an amendment on Form S-1/A to the Registration Statement to reflect a one-for-five (1-for-5) reverse stock split of each of the Company’s authorized and issued and outstanding shares of Class A Common Stock, $0.0001 par value per share, and the Company’s authorized and issued and outstanding shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock”), which became effective as of 5:00 p.m. Eastern Time on July 1, 2024 (the “Reverse Stock Split”). Where noted, the share and per share information in this letter have been adjusted to give effect to the one-Reverse Stock Split.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your response to prior comment 1 and the reduction in the size of the offering relative to the number of shares outstanding and the addition of a reverse stock split feature when any Series A preferred shares are outstanding. Please provide us with a detailed legal analysis regarding why this should not be considered a primary offering with Ionic Ventures LLC (“Ionic”) acting as an underwriter. As part of your analysis, consider the length of time the shares have been held by Ionic, the ongoing nature of the Securities Purchase Agreement and sale of Series A preferred stock to Ionic, the business of Ionic Ventures, the circumstances under which Ionic acquired or will acquire the Series A preferred shares, and when viewed in light of all the facts and circumstances, whether Ionic is acting as a conduit for Asset Entities. Refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09.

Response: For the reasons set forth below, the Company respectfully submits that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of Ionic Ventures, LLC, a California limited liability company (“Ionic”), of shares of Class B Common Stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

As requested in the Staff’s comment, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (“Interpretation 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Interpretation 612.19 states:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the Company’s consideration of the totality of the facts and circumstances of the transaction and each of the factors enumerated in Interpretation 612.09, the Company believes that the shares of Class B Common Stock that the Company is proposing to register for resale by Ionic (the “Shares”) are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act.

Factor 1: How long Ionic has held the securities.

The Company notes that there is no mandatory holding period for the registration for resale on a continuous basis of securities issuable upon conversion of convertible securities issued in a private-investment, public-equity transaction (“PIPE”) transaction. As noted by the Staff in Securities Act Sections Compliance and Disclosure Interpretations, Question 139.11 (“Interpretation 139.11”), a valid secondary offering may occur immediately following the closing of a private placement. Interpretation 139.11 provides in relevant part as follows:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

PG. 3

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly post-closing and declared effective shortly after filing. The Company is not aware that the Staff has taken a position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with Interpretation 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective. If inclusion for resale of the securities sold after a registration statement is filed if the registration statement is not yet effective is allowed in a secondary offering, then, a fortiori, inclusion of the securities sold before a registration statement is filed, regardless of the holding period, may be allowed.

The Shares being registered for resale will be issuable upon conversion of a variable amount of the 165 shares (the “Series A Shares” and together with the Shares, the “Securities”) of Series A Convertible Preferred Stock, $0.0001 par value per share (the “Series A Preferred Stock”), all of which were issued to Ionic in a private placement on May 24, 2024 (the “May 2024 Private Placement”). The issuance was made in a bona fide private placement exempt from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Ionic paid the full purchase price for the Series A Shares in cash upon acquisition, such purchase price was set and not based on a fluctuating market price or ratio, and Ionic has been subject to the full economic and market risks of its entire investment since the date of the acquisition of the Series A Shares. Ionic acquired the Series A Shares with no assurance that a liquid market would be available in which the Shares could be sold.

The discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 2: The circumstances under which Ionic received the securities.

The Series A Shares were issued to Ionic in the May 2024 Private Placement, an arm’s-length private placement transaction, pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The May 2024 Private Placement was conducted pursuant to the Securities Purchase Agreement, dated as of May 24, 2024, between the Company and Ionic (as amended, the “Securities Purchase Agreement”), as amended by the First Amendment to Securities Purchase Agreement, dated as of June 13, 2024 (the “Securities Purchase Agreement Amendment”). Ionic was introduced to the Company by, solicited to make an investment with the Company by, and worked with Boustead Securities, LLC (“Boustead”), a registered broker-dealer and member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”), acting on behalf of the Company pursuant to the Company’s engagement letter agreement with Boustead, dated November 29, 2021 (the “Boustead Engagement Letter”). As provided by the Boustead Engagement Letter, Boustead has exclusive rights to act as the Company’s financial advisor and placement agent with respect to any financing transaction, including the May 2024 Private Placement.

In the Securities Purchase Agreement, Ionic made certain representations to the Company, including that (i) Ionic was an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated thereunder; (ii) Ionic was acquiring the Series A Shares and, upon conversion of the Series A Shares, will acquire the Shares issuable upon conversion thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the Securities Act; (iii) Ionic understood that the Series A Shares were offered and sold to it and the Shares are being offered to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company was relying in part upon the truth and accuracy of, and Ionic’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Ionic set forth therein in order to determine the availability of such exemptions and the eligibility of Ionic to acquire the Securities; and (iv) Ionic had sought such accounting, legal and tax advice as it had considered necessary to make an informed investment decision with respect to its acquisition of the Securities. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that Ionic has any plan to act in concert with a third party to effect a distribution of the Shares. Moreover, pursuant to the Securities Purchase Agreement, Ionic agreed that the Securities may only be disposed of in compliance with state and federal securities laws.

PG. 4

Pursuant to the Securities Purchase Agreement, the Company was required to enter into the Registration Rights Agreement, dated as of May 24, 2024, between the Company and Ionic (the “Registration Rights Agreement”). The Registration Statement is being filed by the Company to comply with its obligations under the Registration Rights Agreement. The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering. The Company did not and will not pay commissions or fees to Ionic and will not receive proceeds from the resale of the Shares by Ionic.

In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the SEC’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock, $0.0001 par value per share (“common stock”)), by or on behalf of Ionic that have occurred or will occur if the Registration Statement is declared effective.

Further, Ionic is not acting on the Company’s behalf with respect to the registration of the Shares for resale under the Registration Statement and, other than Ionic’s registration rights, the Company has no contractual or other relationship with Ionic that would govern either (a) the timing, nature, and amount of resales of the Shares; or (b) whether the Shares are ever resold under the Registration Statement. The existence of registration rights is not, in and of themselves, evidence of an intent on the part of Ionic to sell its Shares, much less to sell or distribute the securities on behalf of the Company. The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, which may include that an issuer’s decision to not register its shares may limit the market value of investors’ shares due to their restricted status and prevent investors from taking advantage of market opportunities or from liquidating their investments if, for example, the investors’ convictions in their original investment decision had waned.

Additionally, Ionic is also at market risk with respect to purchase of the Series A Shares. As discussed in Interpretation 139.11, whether a private placement has been completed, and the investor is at market risk, in a PIPE transaction involving convertible securities (such as the May 2024 Private Placement as to the Series A Shares), is determined by reference to the purchase of the convertible security, rather than by reference to the underlying security. Interpretation 139.11 specifically addressed the purchase of convertible securities that converted into common stock at a price “based on the company’s common stock trading price at the time of conversion,” and the registration for resale of the shares underlying the convertible securities. Therefore, the conversion of the Series A Shares at the Alternate Conversion Price (as defined in the Certificate of Designation (as defined below)), which is based in part on the market price of the Class B Common Stock at the time of conversion, is not at issue. As noted above, Ionic paid the full purchase price for the Series A Shares in cash upon acquisition, such purchase price was set and not based on a fluctuating market price or ratio, and Ionic has been subject to the full economic and market risks of its entire investment since the date of the acquisition of the Series A Shares.

Therefore, the circumstances under which Ionic received the Series A Shares support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 3: Ionic’s relationship with the Company.

Under the rules of The Nasdaq Stock Market LLC (“Nasdaq”), to which the Company is subject, an issuer may issue only up to 19.99% of the outstanding common stock (or securities convertible into or exercisable for common stock) prior to receiving stockholder approval, and an additional amount if and when stockholder approval is obtained (such vote to be scheduled after the closing of the first step). The amount of time required to obtain stockholder approval of a transaction, including preparation and possible SEC review of the proxy or information statement and the notice period required by state law, is typically prohibitive for most substantial private placements. Furthermore, the issuer may have an immediate need for cash. Private placements in such circumstances are therefore often expedited by structuring the transaction in two steps.

PG. 5

Based on the above considerations, the Securities Purchase Agreement provided for such a two-step transaction. Pursuant to the Securities Purchase Agreement, upon the satisfaction or waiver of certain conditions, including the effectiveness of stockholder approval of the transactions contemplated by the Securities Purchase Agreement and the effectiveness of the Registration Statement, Ionic will be required to purchase an additional 165 shares of Series A Preferred Stock. The Company will be required to comply with the registration requirements relating to the shares of Class B Common Stock underlying these securities pursuant to the Registration Rights Agreement. These are customary aspects of a two-step transaction in recognition of the Company’s immediate cash needs.

As noted by the Staff, pursuant to the Securities Purchase Agreement Amendment, while any of the shares of Series A Preferred Stock are outstanding, if the closing price of the Class B Common Stock is equal to or less than $0.4275 per share (on a post-Reverse Stock Split basis) for a period of ten consecutive trading days, then the Company will be required to promptly take all corporate action necessary to authorize a reverse stock split of the Class B Common Stock by a ratio equal to or greater than 300% of the quotient obtained by dividing $0.4275 (on a post-Reverse Stock Split basis) by the lowest closing price of the Class B Common Stock during such ten-trading day period. This requirement does not indicate any underwriting arrangement between the Company and Ionic. Ionic requested this provision in connection with the Company’s request that Ionic approve the filing of the Certificate of Amendment to Designation filed with the Secretary of State of the State of Nevada on June 14, 2024 amending the Certificate of Designation of Series A Convertible Preferred Stock of the Company filed with the Secretary of State of the State of Nevada on May 24, 2024 (as amended, the “Certificate of Designation”), which caused the Floor Price (as defined in the Certificate of Designation) to become permanent in accordance with the interpretations of the rules of Nasdaq by the staff of Nasdaq.

Other than the above conditions, the Company’s ongoing obligations to Ionic under the Securities Purchase Agreement generally relate to customary covenants in a private placement by a small public company such as the Company, including compliance with SEC reporting and disclosure requirements, maintenance of the listing of the Class B Common Stock, and restrictions relating to matters such as use of proceeds, additional sales of securities, disclosure of material nonpublic information, and issuing of cash dividends.

Ionic was not provided with any substantial control over the Company’s business pursuant to the Securities Purchase Agreement. Likewise, the Securities Purchase Agreement provides that Ionic is acting solely in the capacity of an arm’s length purchaser, and that Ionic is not acting as a financial advisor or fiduciary of the Company. The Securities Purchase Agreement further provides that Ionic has not agreed to desist from effecting any transactions in or with respect to any securities of the Company, including purchasing, selling, hedging, or pledging the Company’s securities, and transactions involving derivatives based on securities issued by the Company, or any ongoing obligations to the Company other than with respect to certain restrictions on short sales and on total sales under a customary leak-out provision, and as such may engage in such activities independently and without the Company’s knowledge or control.

As noted above, Ionic is not acting on the Company’s behalf with respect to the registration of the Shares for resale under the Registration Statement and, other than Ionic’s registration rights, the Company has no contractual or other relationship with Ionic that would govern either (a) the timing, nature, and amount of resales of the Shares; or (b) whether the Shares are ever resold under the Registration Statement. The existence of registration rights is not, in and of themselves, evidence of an intent on the part of Ionic to sell its Shares, much less to sell or distribute the securities on behalf of the Company.

Ionic has not had any other material relationship with the Company in the past three years. Ionic is not an officer, director, affiliate, or beneficial owner of more than 4.99% of any class of the Company’s common stock. As noted above, Ionic was introduced to the Company by, solicited to make an investment with the Company by, and worked through Boustead, acting on behalf of the Company, pursuant to the Boustead Engagement Letter, and Boustead, not Ionic, has exclusive rights to act as the Company’s financial advisor and placement agent with respect to financings such as the May 2024 Private Placement.

In addition, pursuant to the terms of the Series A Shares, Ionic does not have the right to convert any portion of the Series A Shares, to the extent that, after giving effect to such conversion, Ionic (together with certain related parties) would beneficially own in excess of 4.99% of the shares of Class B Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation limits the influence of Ionic over the management and policies of the Company.

PG. 6

As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Shares by Ionic is a secondary offering and not a primary offering.

4: The amount of shares being registered.

As of July 8, 2024, the Company had 1,559,595 (on a post-Reverse Stock Split basis) shares of Class B Common Stock outstanding, of which 1,250,082 (on a post-Reverse Stock Split basis) shares were held by persons other than affiliates of the Company. After consultation with Ionic, the Company has amended the Registration Statement to reduce the number of Shares being registered for resale to 416,694 (on a post-Reverse Stock Split basis) shares of Class B Common Stock, which would represent approximately 33% of the Company’s outstanding shares of common stock held by non-affiliates, if issued as of the date hereof. None of the Shares being registered for resale are currently outstanding, nor are they included in the amount outstanding.

In the context of convertible securities that have the potential for a significant dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. If all of the shares being registered here were sold, the shares would only represent 33% of the outstanding shares held by non-affiliates. Therefore, the Company respectfully asserts that the size of this offering does not involve such a significantly high volume of shares of common stock that would exceed the standard used by the Staff or market norms.

In light of these circumstances, we submit that the number of shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) of the Securities Act for this offering.

Factor 5: Whether Ionic is in the business of underwriting securities.

Ionic is a private investment fund. We have been advised that Ionic is not a registered broker-dealer or an affiliate of a broker-dealer as defined in Section 3(a)(4)(A) and Section 3(a)(5)(A) of the Securities Exchange Act of 1934, as amended, and is not in the business of underwriting securities. As noted above, Ionic was introduced to the Company by, solicited to make an investment with the Company by, and worked through Boustead, acting on behalf of the Company, pursuant to the Boustead Engagement Letter, and Boustead, not Ionic, has exclusive rights to act as the Company’s financial advisor and placement agent with respect to financings such as the May 2024 Private Placement.

Therefore, this factor also weighs favorably in the Company’s determination that the offering for resale of the Shares is a secondary offering and not a primary offering.

Factor 6: Whether under all the circumstance it appears that Ionic is acting as a conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that Ionic is acting on its own behalf, and is motivated by its own self-interests, and is not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Registration Statement.

The private placement sale of the Series A Shares and registration of the resale of the underlying Shares together comprise a typical PIPE transaction consistent with published Staff interpretations, in that the sale of the Series A Shares has been completed (resulting in Ionic being at market risk with respect thereto), and the Company is obligated under the Registration Rights Agreement to register the Shares for resale within a short time period after the closing.

The Registration Statement is filed by the Company to comply with its obligations under the Registration Rights Agreement. The Company does not have an underwriting relationship with Ionic, and Ionic is not acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. Ionic has represented that it has acquired the Series A Shares, and will acquire the Shares, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

PG. 7

Other than the investment terms and conditions and limited covenants provided for under the Securities Purchase Agreement, the Company does not have any material relationship with Ionic. Ionic is not acting as a financial advisor or fiduciary of the Company and, subject to limited restrictions under the Securities Purchase Agreement, may engage in trading in the Company’s securities independently and without the Company’s knowledge or control. The Company has been advised that Ionic is not in the business of underwriting securities. As noted above, Ionic was introduced to the Company by, solicited to make an investment with the Company by, and worked through Boustead, a FINRA member firm acting on behalf of the Company, pursuant to the Boustead Engagement Letter, and Boustead, not Ionic, has exclusive rights to act as the Company’s financial advisor and placement agent with respect to financings such as the May 2024 Private Placement.

Ionic personally bears the economic risks and rewards of being a stockholder and will continue to do so until a time when it sells its securities. The Company will not benefit when or if Ionic sells the Shares. Since the time of purchase, Ionic has borne the full economic risk of ownership of the Series A Shares, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of our common stock.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Shares by Ionic, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and, accordingly, we can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Shares.

Should the Staff disagree with the foregoing conclusion, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415 of the Securities Act.

***

PG. 8

If you would like to discuss our response to the Staff’s comment or any other matters related to the Registration Statement, please contact Louis A. Bevilacqua at 202-869-0888 (ext. 100).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Matthew Krueger, Chief Financial Officer